PRESS RELEASE

Loncor Enters into Agreement to Consolidate Ground in Ngayu Gold Belt

Toronto, Canada - September 12, 2019 - Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQB: "LONCF") announces that it has entered into an agreement (the "Agreement") with Resolute (Treasury) Pty Ltd ("Resolute"), Kilo Goldmines Ltd. ("KGL") and Kilo Goldmines Inc. ("Kilo Inc.", and together with KGL, "Kilo") to consolidate ground in the Ngayu gold belt in northeastern Democratic Republic of the Congo (the "DRC").  The Agreement provides as follows:

(a) Resolute will assign to Loncor for nominal consideration all of Resolute's rights under a secured cash advance facility (the "Facility") which Resolute had made available to Kilo (including Resolute's rights under the security provided by Kilo in respect of the Facility (the "Security")).  Resolute has advanced AUD$750,000 to Kilo under the Facility, and this AUD$750,000 of principal plus accrued interest was repayable by Kilo on March 14, 2019.  None of the said principal or interest has been repaid such that Kilo is in default under the Facility, and Kilo does not have the funds to repay this debt.

(b) Kilo has agreed to consent to the assignment of the Facility (including the Security) from Resolute to Loncor.  Following implementation of the said assignment, Loncor will exercise its rights under the Security (the "Security Enforcement") as a secured creditor to realize on all of the outstanding shares of Kilo Inc., in full satisfaction of all amounts owing under the Facility.  Kilo Inc. is currently a wholly-owned subsidiary of KGL.  Upon Loncor completing the Security Enforcement, Kilo Inc. will become a wholly-owned subsidiary of Loncor, such that Loncor will hold, through Kilo Inc., Kilo Inc.'s mineral projects in the DRC (which mineral projects are currently in care and maintenance mode and are summarized below).  Kilo has agreed to cooperate with and assist Loncor in the Security Enforcement.  For such cooperation and assistance, Loncor will pay Cdn$130,000 to KGL.

An affiliate of Resolute is Loncor's second largest shareholder, holding 27.22% of the outstanding shares of Loncor.  The assignment of the Facility (including the Security) from Resolute to Loncor is subject to the approval of the Toronto Stock Exchange.

Kilo Inc. owns a 71.25% interest in the Somituri gold project (the "Somituri Project") in northeastern DRC.  Licence fees totalling approximately US$250,000 relating to the exploitation permits comprising the Somituri Project were due on March 31, 2019 and have not been paid.  These permits are therefor currently in default and at risk of forfeiture (such that the Somituri Project is at risk of forfeiture).  Kilo does not have the funds to pay these fees.  The DRC government may also assess penalties for late payment of such fees.  As well, minority stakeholders in the Somituri Project have sought to place the Somituri Project exploitation permits under force majeure, citing insufficient progress towards delivery of a feasibility study.

KGL reports in its filings on SEDAR that the Somituri Project contains an inferred mineral resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au).

Kilo Inc. also has a joint venture with an affiliate of Barrick Gold Corporation ("Barrick") for gold and associated minerals in respect of the Isiro exploration permits in northeastern DRC (the "Isiro JV").  The Isiro JV is managed by Barrick, and Barrick is required under the terms of the Isiro JV to fund all maintenance costs for the project.  To date, Barrick has elected to eliminate a significant number of the project areas deemed to be of no interest to Barrick, and has suspended payment of expenses relating to the Isiro JV pending resolution of an ongoing legal dispute in the DRC regarding title to the Isiro JV exploration permits.

The Somituri Project and the Isiro JV project are both located in the Ngayu gold belt in northeastern DRC near Loncor's existing Ngayu project, and therefore consolidate ground for Loncor in the belt.  Additional information with respect to the Somituri Project and the Isiro JV can be found on SEDAR at www.sedar.com under the profile of KGL.

Loncor has also agreed to provide to KGL an unsecured loan in the principal amount of Cdn$65,000 bearing interest of 8% per annum and repayable 12 months from the date of the loan.  Subject to receipt of all necessary regulatory approvals, KGL may on the maturity date of the loan convert all or any part of such principal amount and all accrued and unpaid interest thereon into common shares of KGL at a price per share equal to the volume weighted average price of KGL's shares on KGL's principal trading market for the 20 trading days immediately before the said maturity date.

About Loncor Resources Inc.

Loncor is a Canadian gold exploration company focused on two projects in the DRC - the Ngayu and North Kivu projects.  Both projects have historic gold production.  Exploration at the Ngayu project is currently being undertaken by Loncor's joint venture partner Barrick Gold (Congo) SARL ("Barrick").  The Ngayu project is 200 kilometres southwest of the Kibali gold mine, which is operated by Barrick and in 2018 produced approximately 800,000 ounces of gold.  As per the joint venture agreement signed in January 2016, Barrick manages and funds exploration at the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

Certain parcels of land within the Ngayu project surrounding and including the Makapela and Yindi prospects have been retained by Loncor and do not form part of the joint venture with Barrick.  Barrick has certain preemptive rights over these two areas.  Loncor's Makapela prospect has an Indicated Mineral Resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an Inferred Mineral Resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Qualified Person

William R. Wilson, a director of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Report

Certain additional information with respect to the Company's Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements relating to the completion of the Security Enforcement by Loncor and Kilo Inc. becoming a wholly-owned subsidiary of Loncor, mineral resource estimates, future exploration, and potential gold discoveries) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to complete the Security Enforcement, the need to satisfy regulatory and legal requirements relating to the Security Enforcement, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 1, 2019 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 361 2510.